November 30, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Princeton Review, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 032469
Dear Mr. Spirgel:
This letter requests an appeal to the Securities and Exchange Commission’s Office of the Chief Accountant of the view of the Division of Corporation Finance (“Corp Fin”) regarding the Company’s proposed accounting for its Series B-1 Convertible Redeemable Preferred Stock (“Preferred Stock”).
Corp Fin previously raised questions about the Company’s accounting in its review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“the 2005 Annual Report”). The Company filed on October 28, 2006 a Form 8-K dated October 24, 2006 under Item 4.02 indicating that the Company concluded that the financial statements included in its Annual Reports on Form 10-K for the years ended December 31, 2004 and 2005 and Quarterly Reports on Form 10-Q for all quarters including and subsequent to June 30, 2004 required restatement due to the error identified in accounting for the Preferred Stock. The issue under appeal is central to the restatement process. We respectfully request that the Staff give this matter your attention at the earliest possible opportunity because the Company has delayed the filing of the restated financial statements noted above as well as the September 30, 2006 Form 10-Q until Corp Fin’s questions are resolved. The Company has also received a suspension of trading notification from Nasdaq and is incurring penalties on certain financial instruments.
Company Background
The Company provides educational products and services to students, parents, educators and educational institutions. These products and services include integrated classroom-based and online instruction, professional development for teachers and educators, print and online materials and lessons, and higher education marketing and admissions management. We operate our businesses through three divisions, which correspond to our business segments.
The Test Preparation Services division derives the majority of its revenue from classroom-based and Princeton Review Online test preparation courses and tutoring services. Additionally, Test Preparation Services receives royalties from its independent franchises who provide classroom-based courses under the Princeton Review brand. Since 2004, this division has also been providing SES programs to students in public school districts. This division has historically accounted for the majority of our overall revenue and accounted for approximately 66% of our overall revenue in 2005. The K-12 Services division

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provides a number of services to K-12 schools and school districts, including assessment, professional development, intervention materials (workbooks and related products) and face-to-face instruction. Our Admissions Services division currently derives most of its revenue from the sale of web-based admissions and application management products and marketing services to educational institutions.
The Company also authors more than 200 print and software titles on test preparation, academic admissions and related topics under the Princeton Review brand.
Following is selected financial data for the Company for each of the fiscal years in the five-year period ended December 31, 2005, prior to the effect of any required restatement.

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	Years Ended December 31,
	2005	2004	2003	2002	2001
		(in thousands, except per share data)
Statement of Operations Data:
Revenue
Test Preparation Services	$87,310	$74,744	$71,719	$67,930	$55,340
K-12 Services	31,932	27,957	21,525	10,066	6,885
Admissions Services	11,252	11,084	11,218	11,240	6,890

Total Revenue	130,493	113,785	104,462	89,236	69,115

Cost of revenue
Test Preparation Services	28,144	23,584	20,809	18,516	17,608
K-12 Services	16,838	13,684	8,328	3,533	2,482
Admissions Services	4,615	3,385	2,836	2,888	1,653

Total cost of revenue	49,597	40,653	31,973	24,937	21,743

Gross profit	80,896	73,132	72,489	64,299	47,372
Operating expenses
Selling, general and administrative	85,144	78,381	65,634	65,482	60,993
Impairment of goodwill	—	8,199	—	—	—
Loss on early extinguishment of debt	—	—	—	—	3,130
Impairment of investment	—	—	—	344	—

Total operating expenses	85,144	86,580	65,634	65,826	64,123

Income (loss) from operations	(4,248)	(13,448)	6,855	(1,527)	(16,751)

Net income (loss)	(3,474)	(30,413)	4,309	(1,090)	(10,334)
Accreted dividends on Series A redeemable preferred stock	—	—	—	—	(2,309)
Accreted dividends on Class B non-voting common stock	—	—	—	—	(1,956)
Dividends and accretion on Series B-1 preferred stock	(854)	(428)	—	—	—

Net income (loss) attributed to common stockholders	$(4,328)	$(30,841)	$4,309	$(1,090)	$(14,599)

Basic income (loss) per share	$(0.16)	$(1.12)	$0.16	$(0.04)	$(0.68)

Diluted income (loss) per share	$(0.16)	$(1.12)	$0.16	$(0.04)	$(0.68)

Weighted average shares used in computing net income (loss) per share
Basic	27,570	27,468	27,306	27,239	21,383

Diluted	27,570	27,468	27,467	27,239	21,383

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	As of December 31,
	2005	2004	2003	2002	2001
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,002	$19,197	$13,937	$11,963	$21,935
Total assets	105,371	107,641	121,697	112,116	111,833
Long-term debt, net of current portion	2,845	4,213	5,710	5,656	6,830
Series B-1 preferred stock	10,000	9,736	—	—	—
Stockholders’ equity	50,846	55,197	84,467	79,298	80,233
Issue Background
In a letter dated July 27, 2006, Corp Fin requested the Company to explain in detail our analysis of the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19), with respect to the Company’s accounting for its Preferred Stock. The Company responded with a detailed explanation of our accounting analysis in a letter dated October 27, 2006. (A copy of the Company’s response, which describes the details of the underlying Preferred Stock, is attached for your review.)
Our analysis indicated that we originally did not correctly account for certain derivatives embedded within the Preferred Stock and a warrant issued simultaneously with the Preferred Stock. Management discussed these matters with the Company’s Audit Committee and the Audit Committee concurred with management’s conclusions. Additionally, Ernst &Young, LLP (“E&Y”), the Company’s independent registered public accounting firm, discussed the issues with its National Office and also concurred with management’s views.
On November 7, the Company and representatives of E&Y discussed our analysis with Stephanie Hunsaker and Nasreen Mohammed of Corp Fin. After considering our views, Ms. Hunsaker explained that Corp Fin disagreed with the Company’s analysis of the appropriate accounting for its Preferred Stock. The fundamental difference between the Company’s and Corp Fin’s analyses is whether the Preferred Stock host instrument that contains the embedded derivatives is more akin to equity or debt. Corp Fin believes the host instrument is more akin to debt. The Company and E&Y believe the host instrument is more akin to equity. This determination is critical because it affects which embedded derivatives would be considered clearly and closely related to the host instrument, thus not requiring bifurcation from the host, and which embedded derivatives would not be considered clearly and closely related to the host instrument, thus requiring bifurcation and separate accounting on an ongoing basis. We are specifically appealing the conclusion regarding the nature of the host instrument, but would also request that the Office of the Chief Accountant consider the Company’s accounting for specific embedded derivatives as reflected in the Company’s original response letter.
Corporation Finance’s View
     Ms. Hunsaker explained that, while the guidance in paragraph 61(l) of SFAS 133 is not very clear, Corp Fin believes that it requires that the Preferred Stock be considered more like debt than equity. SFAS 133, Paragraph 61(l) states as follows:

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“Convertible Preferred Stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”
Since the Company’s Preferred Stock, like many preferred stock instruments, has features of both debt and equity, judgment is required in determining whether the host instrument has economic characteristics that are more akin to debt or equity. In performing its analysis, we understand that Corp Fin did not rely on any one feature of the Preferred Stock, but considered the entire mix of the terms of the preferred stock.
Ms. Hunsaker indicated that the redemption (put) option of the owner (the “Holder”) of the Preferred Stock was the primary consideration in Corp Fin’s analysis. The Holder’s redemption option is operational beginning 18 months after issuance of the Preferred Stock and enables the Holder to redeem the Preferred Stock for cash or common stock at the Company’s election, with settlement in common stock subject to the Company’s ability to make certain representations and the availability of registered common stock. She noted that this feature persuaded the Staff that the Preferred Stock could not be considered perpetual and thus more like debt.
In addition to the redemption feature, Ms. Hunsaker noted that the Preferred Stock had the following debt-like characteristics:
•	fixed rate dividend, contractually required to be paid whether or not declared, with a variable rate component (higher of LIBOR + 150 bps or 5%),
•	no clear share in the residual value (that is, no upside beyond preferred dividend and liquidation value) and,
•	generally, non-voting.
Corp Fin also noted that the Holder of the Preferred Stock did not have collateral rights, which is a common right of holders of debt instruments, and that the dividends were cumulative, which is a feature of equity instruments. In balancing the mix of factors, Corp Fin concluded that the preferred stock host instrument is more akin to debt than equity.
The Company’s View
The Company agrees with Corp Fin that paragraph 61(l) is the applicable guidance for conducting the analysis of the host instrument. However, we note the following in response to Corp Fin’s views:
Analysis of Host Instrument
We respectfully disagree with Corp Fin’s view that the analysis to determine the host instrument should consider all terms of the Preferred Stock, including the embedded derivatives. The Company believes that the economic effects of any of the embedded derivatives, including the conversion, redemption, LIBOR index and make-whole provisions, should be ignored in the analysis of the economic characteristics of the Preferred Stock as the host instrument.
In SFAS 133’s terminology, the Preferred Stock in its entirety is considered a “hybrid instrument.” Paragraph 12(b) of SFAS 133 specifies that a hybrid instrument is a contract that embodies both an embedded derivative(s) and a “host” instrument. Paragraph 12 indicates that a “host contract” is a

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contract that does not meet the definition of a derivative itself (such as bonds, insurance policies, or leases), and is where a derivative may be “embedded.” In part, paragraph 12 states:
The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings.
In mathematical terms, the hybrid instrument equals the sum of the host instrument plus any embedded derivatives. SFAS 133 paragraph 12 distinguishes the host instrument from the embedded derivative and specifies when “an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument . . .”
Given SFAS 133’s separate description of the terms “host instrument,” “embedded derivative” and “hybrid instrument,” we believe that the analysis to determine whether the host instrument is more akin to equity than debt should be based solely on the terms of the host instrument and should not take into account the embedded derivatives (that is, the analysis should not evaluate the features that modify the underlying cash flows of the host instrument). Paragraph 61(l) specifies that the terms of the preferred stock must be analyzed, but it describes the preferred stock as “the potential host contract.” This implies that only the terms in the host instrument that are not embedded derivatives should be analyzed to determine whether the Preferred Stock is more akin to debt than equity. If the FASB had intended the embedded derivatives to be included in the analysis, the Company believes it would have instead indicated that the analysis should be conducted on the hybrid instrument, not on the host. Further, it seems counterintuitive to consider the embedded provisions part of the host instrument when the ultimate goal of the analysis is to determine whether the economic features of each individual embedded derivative are clearly and closely related to the economic characteristics of the host instrument. In fact, in our view, the consideration of the embedded features in connection with the analysis of the classification of the host instrument appears to be circular. Stated differently, the embedded features do not define the host, but rather are evaluated in light of the host.
Redemption (Put) Option
The Company believes that the lack of a mandatory redemption date is the critical factor in the assessment of the economic characteristics of the host instrument. The FASB recognized the importance of the mandatory redemption feature in Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). Specifically, paragraph 9 of SFAS 150 indicates that a mandatorily redeemable financial instrument1 shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. We note that SFAS 150 was issued in May 2003; therefore, it represents more current and helpful guidance on analyzing instruments with characteristics of both debt and equity than the limited guidance that is contained in SFAS 133. Said differently, in its most recent consideration of related instruments, the FASB concluded that a mandatory redemption feature drove liability classification (that is, more debt like), but a conditional redemption feature did not.
Also, we referred to Statement 133 Implementation Issue No. C2, “Application of the Exception to Contracts Classified in Temporary Equity,” which notes that temporary equity is considered stockholders’ equity, even though it is required to be displayed outside the permanent equity section. Consistent with the guidance in EITF D-98, the Company has properly accounted for the Preferred Stock instrument as

[1]	A mandatorily redeemable financial instrument is defined in FAS 150 as “Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”

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temporary equity. In our view, Implementation Issue No. C2 supports the view that the Preferred Stock should be considered an equity host instrument.
Dividend Provisions
The Preferred Stock provides for a fixed rate dividend with a variable rate component (higher of LIBOR + 150 bps or 5%). Section 3(A) of the Certificate of Designation for the Preferred Stock states that “Holders shall be entitled to receive, and the Company shall be bound to pay thereon whether or not declared by the Board, out of the assets of the Company legally available for that purpose, dividends . . .”.
Such mandatory and fully cumulative dividend provisions are not uncommon within preferred stock instruments. The obligation of the Company to pay dividends is not unconditional because it is subject to its ability to do so under Delaware corporate law, which permits the payment of dividends only out of surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (Section 170, Delaware General Corporation Law). The Company’s payment of dividends on the Preferred Stock to date was predicated on sufficient surplus at the time each such dividend was paid.
Residual Interest and Voting Rights
In legal terms, the Preferred Stock instrument represents only an “interest” in the Company and does not contain rights that would be analogous to “creditor rights.” We believe this to be an important distinction in evaluating both the extent to which the Preferred Stock’s dividend feature contributes to the host instrument being more akin to debt or equity and the extent to which the instrument is a residual interest. In a bankruptcy proceeding, any claim of a Holder of the Preferred Stock would rank below the claims of all true creditors (obligations for borrowed money, trade creditors, etc.) of the Company. The Preferred Stock shares in the residual value of the Company as it is a claim after those of creditors but prior to common shareholders. As this is characteristic of most preferred shares, we believe the FASB considered that level of “residual interest” to be sufficient to support equity host determination. As to voting rights, many forms of equity instruments, including some common stocks, do not carry any voting rights, or may have limited voting rights.
Summary
We believe that a conclusion that the Holder’s put right, either separately or together with the other features, requires the Preferred Stock to be considered more like debt would mean that the put right would be evaluated for two purposes: the classification of the Preferred Stock and the accounting for an embedded derivative under the guidance in SFAS 133. As noted above, this seems circular. Furthermore, since the FASB did not conclude in SFAS 150 that puttable preferred stock must be treated as a liability, a conclusion that the Company’s Preferred Stock (which similarly entitles the holder to put the stock to the Company) is more akin to debt than equity, notwithstanding the absence of a mandatory redemption feature, would be inconsistent with SFAS 150. We believe Corp. Fin’s remaining concerns are less significant and not instrumental to its conclusion as to the nature of the host instrument.
Finally, it is our view that there is no GAAP that requires that an embedded derivative in preferred stock be considered when determining whether the preferred stock host instrument is more akin to debt or equity. In the absence of such authoritative GAAP, the SEC’s long-standing approach to the resolution of the determination of the appropriate method to follow in the preparation of financial statements supports the Company’s use of its method to analyze whether the Preferred Stock host instrument is more akin to debt or equity. In Accounting Series Release No. 150 (“ASR 150”), the SEC reiterated its approach first articulated in 1938 in Accounting Series Release No. 4 (“ASR 4”) that registrants may follow accounting practices that are generally accepted unless the SEC has stated otherwise. The SEC stated as follows:

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"In ASR 4, the Commission stated its policy that financial statements prepared in accordance with accounting practices for which there was no substantial authoritative support were presumed to be misleading and that footnote or other disclosure would not avoid this presumption. It also stated that, where there was a difference of opinion between the Commission and a registrant as to the proper accounting to be followed in a particular case, disclosure would be accepted in lieu of correction of the financial statements themselves only if substantial authoritative support existed for the accounting practices followed by the registrant and the position of the Commission had not been expressed in rules, regulations or other official releases.” 7 Fed. Sec. L. Rep. (CCH) ¶72,921, at 62,651(Dec. 20, 1973).
The views of our auditors are summarized below, as well as some additional commentary on their understanding of how other audit firms have approached the determination of the nature of the host instrument. Based on the diversity in practice, and the arguments described above, we believe there is substantial support for the Company’s approach and, under ASR 150, we respectfully request the Staff not to object to our use of this approach, with appropriate disclosures of the terms of the instrument.
Views of the Audit Committee
Management has discussed these matters with the Company’s Audit Committee and the Audit Committee concurs with management’s conclusions regarding the accounting treatment of the Preferred Stock.
Views of the Auditors
Our auditors, E&Y, have advised us that it is their National Office policy not to consider a put feature in determining the debt or equity classification of preferred stock that is not mandatorily redeemable. In contrast, E&Y’s National Office evaluates preferred stock based primarily upon whether the instrument has a mandatory redemption feature, as there is such diversity in the nature and number of features that can be included in an instrument. They believe this has resulted in a more consistent application of the literature among their client base and results in appropriate financial reporting when accompanied by appropriate disclosure. At a minimum, E&Y believes our approach is reasonable in the circumstances and in light of the dearth of guidance beyond paragraph 61(l) of SFAS 133.

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In addition, E&Y has advised us that, in a high-level, informal survey of their counterparts at several other national firms, there was a wide diversity in how preferred stock was evaluated to determine the host. One firm appeared to essentially support any reasoned view taken by a client as a policy decision to be consistently applied. Another firm focused more on dividends and voting than redemption. Another firm generally considered individual embedded features in light of an ever changing host, where for each evaluation of an individual feature; the host was created for that evaluation by recombining all remaining features (all those except the one being evaluated at the moment) with the host to determine the nature of the “host” for that particular analysis. Our auditors acknowledged that there could be several approaches to evaluating the nature of the host instrument, and different weightings of factors could result in different parties reaching different conclusions about the same instrument. They believe that the profession as a whole would welcome additional guidance in this area under a standard-setting effort with due process and appropriate transition for those companies that have used their best judgment in interpreting and applying the vague guidance in SFAS 133. Finally, our auditors have advised us that they are not aware of any previous SEC staff views on this issue.
The discussions with our auditors included Linda Lam, Engagement Team Partner, Richard Gallagher, Area Professional Practice Group Partner, and Greg Faucette, National Accounting Standards and SEC Practice Groups Partner.
Conclusion
In conclusion, the Company believes that the lack of a mandatory redemption date is the most critical feature to consider in the analysis and, therefore, has concluded that the Preferred Stock host is more akin to equity than debt. Accordingly, and for the other reasons set forth above, we are respectfully appealing to the Office of the Chief Accountant to make a definitive determination of the required accounting and to find our application and interpretation of the accounting literature to be reasonable.
Thank you for your consideration of this matter. Should any member of the Staff have questions with respect to the above response or attached analysis, please do not hesitate to contact me at (212) 874-8282 x1276.
Sincerely,

Andrew J. Bonanni
Chief Financial Officer and Treasurer
Copies to:
Stephanie Hunsaker
Ivette Leon, Assistant Chief Accountant
Nasreen Mohammed, Staff Accountant
Accounting Group — Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.: Mail Stop 7561
Washington, D.C. 20549-756

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October 27, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: The Princeton Review, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 032469
Dear Mr. Spirgel:
On behalf of The Princeton Review, Inc. (the “Company” or the “Issuer”), we are providing this letter to you in response to your letter, dated July 27, 2006, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report.”)
In regards to your specific questions, we have set forth the Staff’s comments below followed by the Company’s responses:
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 7 — Series B-1 Preferred Stock
2. Tell us in details your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B-1 Preferred Stock.
Management’s Response:
We closely analyzed the terms of the Series B-1 Preferred Stock (“Preferred Stock”) and related warrant considering the provisions of Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133), Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19) and “Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” We also considered the SEC’s Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” published on the SEC’s website and comments made by SEC staff at the 2005 AICPA Year-end SEC & PCAOB Conference regarding steps for evaluating classification and measurement of embedded conversion options and instruments that could be used to purchase registrants’ stock.
Summary Conclusion:

Based on our analysis, we have concluded that the Preferred Stock was properly accounted for as “Mezzanine Equity” consistent with the SEC’s Accounting Series Release No 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” (ASR 268), and Emerging Issues Task Force Issue D-98, “Classification and Measurement of Redeemable Securities (“EITF D-98”). However, the Company did not properly account for certain embedded derivatives and the rights granted to the holder of the Preferred Stock, simultaneously with the issuance of the Preferred Stock, to acquire additional shares of preferred stock (hereinafter referred to as the “warrant”).
Under SFAS 133, the Preferred Stock is a “hybrid instrument” that is more akin to equity than debt. The Preferred Stock was issued with a purchase warrant that entitled the holder to purchase additional shares. In addition, the Preferred Stock contains the following embedded derivatives:
•	Holder’s conversion option

•	Holder’s redemption option

•	Issuer’s redemption option

•	LIBOR-indexed dividend provision

•	“Make whole” provision
The holder’s conversion option is equity-based and the host instrument is equity. Therefore, the economic characteristics of the embedded conversion option are clearly and closely related to the equity host and the criteria in SFAS 133, paragraph 12(a) is not met. Accordingly, the embedded derivative would not need to be bifurcated.
The holder’s redemption option that requires the Issuer to reacquire the Preferred Stock is not clearly and closely related to the equity host instrument. However, because it is indexed to the Company’s stock and meets the criteria to be classified as temporary equity as specified in EITF 00-19, it is not considered a derivative instrument pursuant to SFAS 133. Therefore, it should not be accounted for separately from the Preferred Stock host instrument.
The Issuer’s redemption option is not clearly and closely related to the equity host instrument. However, because it is indexed to the Company’s stock and classified in stockholders’ equity, it is not considered a derivative instrument pursuant to SFAS 133, paragraph 11(a).
The LIBOR-indexed dividend provision that applies when that rate is higher than 5% is an interest-rate index that is not clearly and closely related to the equity-like host Preferred Stock and therefore, it should be accounted for separately.
The “make whole” provision relating to a business combination and certain other events that might constitute a change of control could require the Issuer to settle the Preferred Stock at 160% of its face amount. This term is an embedded derivative that is not clearly and closely related to the Preferred Stock host. Therefore, it should be bifurcated and accounted for separately from the host instrument as a liability.

The features identified above as embedded derivatives requiring bifurcation should be separated from the host instrument and accounted for on a combined basis at fair value and subsequently accounted for as a single freestanding derivative.
In addition, when the Preferred Stock was issued, the Company issued a legally detachable and separately exercisable warrant that enabled the holder to purchase additional preferred shares. As this warrant is for underlying shares that are contingently puttable, the warrant requires classification as a liability that is marked to market each period with the changes reflected in earnings.
Because the Company did not separately account for the embedded derivatives and warrant, and the estimated fair value of these items is considered by the Company to be potentially material, the Company has determined that it will restate its previously issued financial statements. While the impact on reported results of operations is small in absolute terms, the percentage change in previously reported results for two quarterly periods was potentially material. As such, the Company conservatively determined that a restatement is appropriate under the circumstances. The Company will file appropriate amendments to prior reports to effect these restatements.
Management has discussed these matters with the Company’s Audit Committee and the Audit Committee concurs with management’s conclusions regarding the accounting treatment discussed herein. Additionally, Ernst &Young LLP, the Company’s independent registered public accounting firm, has discussed the issues addressed in this letter with Ernst & Young’s national office, and has advised the Audit Committee that Ernst & Young concurs with management’s views expressed herein.
Our detailed analysis is attached. We will submit our valuation analysis and supporting documentation supplementally.
In providing you with this response, we wish to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we recognize that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have questions with respect to the above response or attached analysis, please do not hesitate to contact me at (212) 874-8282 x1276.
Sincerely,
Andrew J. Bonanni
Chief Financial Officer and Treasurer

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
Facts
The Company issued 10,000 shares of Series B-1 Cumulative, Convertible, Redeemable Preferred Stock with a Stated Value of $1,000 per share on June 4, 2004. The Preferred Stock was sold to Fletcher International LTD (the “Holder”) in a private placement for $10,000,000 (“Stated Value”). In addition, the following terms are included in the financial instrument:
•	Holder Conversion Option — The Preferred Stock is convertible into the Company’s common stock at the option of the Holder at any time. The initial conversion price was $11.00, but was decreased to $9.9275 due to a delay in the effectiveness of the registration statement. The Company may be required to reduce the conversion price upon certain issuances of common stock at a price below the conversion price.
•	Holder Redemption (Put) Option — At any time on or after November 28, 2005, the Holder may require the Company to redeem any or all shares of the Preferred Stock. The Preferred Stock is redeemable for the Company’s registered common stock unless the Company provides notice of its election to redeem the Preferred Stock for cash. If registered common stock is not available or the Company is unable to make certain representations, the Preferred Stock must be redeemed for cash. If the redemption of the preferred shares is settled in common stock, the number of common shares to be delivered will equal the stated value of the Preferred Stock redeemed (plus accrued dividends) divided by 102.5% of the average common stock price during the 30-day period ending on the third business day before the redemption date, but not greater than the average price for any 10 of those days. If the preferred shares are redeemed for cash, the Company will deliver cash equal to the product of the number of shares of common stock that would have been issuable (had such redemption been for stock) and the closing price of the common stock on the redemption notice date. Therefore, the economic value of settlement is approximately equal under either settlement alternative.
•	Issuer Redemption (Call) Option — At any time on or after the ten-year anniversary of its issuance (June 4, 2014), the Company may elect to redeem the Preferred Stock. If the Company exercises its redemption option, the Holder will receive funds equal to the product of: (1) the number of shares of Series B-1 Preferred Stock redeemed and (2) the stated value of $1,000 per share, plus accrued and unpaid dividends. The Company’s redemption option may only be settled in cash.
•	LIBOR-Indexed Dividend Provision — The Preferred Stock pays dividends equal to the product of the stated value outstanding and the greater of either 5% or 3-month LIBOR + 150 basis points. The Company can elect to pay the dividend either in shares of registered common stock or in cash. Dividends are payable at each calendar quarter-end date.
•	Make Whole Provision — In the event that the Company is party to one of several transactions[1] classified as a “business combination,” upon consummation of the transaction, the Holder is entitled to receive (at the Holder’s election)
a)	the consideration to which the Holder would have been entitled had it converted the Preferred Stock into common stock immediately prior to consummation,

b)	the consideration to which the Holder would have been entitled had it redeemed the Preferred Stock for common stock immediately prior to consummation, or

c)	cash, initially equal to 160% of the aggregate redemption amount of the Preferred Stock less 5% of the redemption amount for each full year the Preferred Stock was outstanding.
•	Purchase Warrant — The Holder has the right to purchase up to 20,000 shares of additional Preferred Stock at a price of $1,000 per share. The additional Preferred Stock that will be issued upon exercise of the warrant is similar to the Preferred Stock initially issued, except the conversion price will be the greater of $9.9275 or 108.3% of the prevailing price of the common stock at the time of exercise. (Originally, the conversion price would have been $11 or 120% of the prevailing price of the common stock, but these terms were adjusted due to a delay in the registration of the common stock into which the Preferred Stock is convertible). These rights are exercisable by Fletcher for a two-year period (extended by 90 days due to delay of registration), beginning July 1, 2005.
In its Form 10-K dated December 31, 2005, the Company reported the Preferred Stock in its balance sheet as “mezzanine equity.” The Preferred Stock was not included in the Stockholder’s Equity section or classified as a liability. Detailed disclosures about the nature of the instrument and its redemption terms were provided in Note 7 to the financial statements. The Preferred Stock has been accounted for at amortized cost and therefore, is not remeasured at fair value with changes in fair value reported in earnings. The Company did not separately account for the combined embedded derivative or the purchase warrant.
Analysis

[1]	The transactions that are considered a business combination event are identified as follows:
(a) any acquisition of the Company by means of merger or other form of corporate reorganization in which outstanding shares of the Company are exchanged for securities or other consideration issued, (b) a sale of all or substantially all of the assets of the Company (on a consolidated basis) in a single transaction or series of related transactions, (c) any other transaction or series of related transactions by the Company in which the power to cast the majority of the eligible votes at a meeting of the Company’s shareholders at which directors are elected is transferred to a single entity or group acting in concert, or (d) certain capital reorganizations or reclassifications of the Company’s Common stock or other securities.

SFAS 133 defines an embedded derivative as “an implicit or explicit term that affects some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative.” (See SFAS 133, paragraph 12.) SFAS 133 requires embedded derivatives to be accounted for separately from the host contract if all of the following criteria are met:
a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.
b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value, and
c. A separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of this Statement. (See SFAS 133, paragraph 12.)
SFAS 133 indicates that “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position” would not be considered a derivative. (See SFAS 133, paragraph 11(a).)
EITF 00-19 provides the accounting criteria for determining whether an embedded derivative would qualify for the SFAS 133 paragraph 11(a) exclusion:
The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12—32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12—32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133. (See EITF 00-19, paragraph 4).
EITF 00-19 also provides accounting guidance regarding the accounting treatment for the classification of instruments as temporary equity:
“Equity instruments — temporary equity
For public companies, contracts that (a) require that the company deliver cash as part of a physical settlement, (b) give the company a choice of either net-cash settlement or physical settlement that requires that the company deliver cash, or (c) give the counterparty a choice of either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity, and an amount equal to the cash redemption amount under the physical settlement should be transferred to temporary equity.” (See EITF 00-19, paragraph 9.) SFAS 133, paragraph 61(e) provides specific guidance relating to the accounting for calls and puts embedded within equity instruments.

A put option that enables the holder to require the issuer of an equity instrument to reacquire that equity instrument for cash or other assets is not clearly and closely related to that equity instrument. Thus, such a put option embedded in a publicly traded equity instrument to which it relates should be separated from the host contract by the holder of the equity instrument if the criteria in paragraphs 12(b) and 12(c) are also met. That put option also should be separated from the host contract by the issuer of the equity instrument except in those cases in which the put option is not considered to be a derivative instrument pursuant to paragraph 11(a) because it is classified in stockholders’ equity. A purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument pursuant to paragraph 11(a). Thus, if the call option were embedded in the related equity instrument, it would not be separated from the host contract by the issuer. However, for the holder of the related equity instrument, the embedded written call option would not be considered to be clearly and closely related to the equity instrument, if the criteria in paragraphs 12(b) and 12(c) were met, and should be separated from the host contract. (See SFAS 133, paragraph 61(e).)
In determining whether an embedded derivative should be accounted for separately, the first step in our analysis was to determine the type of “host” instrument in the hybrid Preferred Stock. SFAS 133 provides the following guidance for analyzing embedded derivatives within convertible preferred stock:
“Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” (See SFAS 133, paragraph 61(l).)
In analyzing the characteristics of the Preferred Stock host instrument, the economic effects of all of the potential embedded derivatives, including the Issuer redemption option, Holder redemption option, Holder conversion option, LIBOR-indexed dividend feature and the make-whole provision were separated and excluded from the analysis. The remaining host instrument is non-participating, perpetual preferred stock that pays a fixed dividend of 5%.
The Preferred Stock host instrument has features of both equity (no mandatory redemption date, perpetual life) and debt (non-participating, fixed rate, guaranteed minimum value). Accordingly, judgment was required to determine whether the Preferred Stock host is more akin to debt or equity.

Our analysis of the accounting literature indicated that the most critical consideration in determining the nature of the host instrument is whether it has a mandatory redemption feature.2 The Company’s Preferred Stock host instrument does not have a defined maturity date and therefore has a perpetual life. Absent the embedded redemption options, the perpetual Preferred Stock represents permanent capital, because the entity would not have to repay it, except in a liquidation event. Accordingly, given that the Preferred Stock host instrument is not mandatorily redeemable, we concluded it is more akin to equity than debt.
Given that the host instrument is considered equity, the Company analyzed each of the embedded terms to determine the appropriate accounting, taking the following steps:
1)	Determine whether the embedded provision meets the definition of a derivative (SFAS 133 paragraph 12(c).)

2)	For embedded terms that meet the definition of a derivative, analyze whether the economic characteristics of the embedded derivative are clearly and closely related to the equity Preferred Stock host instrument. (SFAS 133 paragraph 12(a).)

3)	Assuming all the criteria in SFAS 133 paragraph 12 are met[3], analyze whether any embedded derivative that is not clearly and closely related to the host meets the criteria for the SFAS 133 paragraph 11(a) scope exception, including the criteria specified in EITF 00-19, if applicable.
1. Holder’s Equity Conversion Option
The Holder’s option to convert its investment into common shares (equity) meets the definition of a derivative because it has an underlying (the Company’s common stock), has a notional amount ($10,000,000), requires no initial net investment4 and can be settled in cash. The conversion option is equity-based and the host instrument is mezzanine equity, but more akin to equity than debt. Therefore, the economic characteristics of the embedded conversion option are clearly and closely related to the

[2]	We specifically considered Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” paragraph 9 which emphasizes the importance of a mandatory redemption feature in determining whether an instrument is accounted for as debt or equity. Also, we referred to Statement 133 Implementation Issue No. C2, “Application of the Exception to Contracts Classified in Temporary Equity” which notes that temporary equity is considered stockholders’ equity, even though it is required to be displayed outside the permanent equity section.

[3]	Because the Company’s Preferred Stock is not remeasured at fair value, the criteria in paragraph 12(b) are met in all cases and was not considered further in our analysis.

[4]	The initial net investment for a hybrid instrument is not considered to be the initial net investment in the embedded derivative (See SFAS 133 paragraph 12(c).)

equity host and the criteria in SFAS 133, paragraph 12(a) are not met. Accordingly, the conversion option should not be accounted for separately from the Preferred Stock host.
2. Holder’s Redemption (Put) Option
The Holder’s redemption option meets SFAS 133’s definition of a derivative because it has an underlying, has a notional amount ($10,000,000), requires no initial net investment and can be settled in cash. Therefore, the criteria in paragraph 12(c) is met.
In addition, as discussed earlier, the Preferred Stock host is more akin to equity than debt. Under SFAS 133, put options that require the issuer to reacquire an equity instrument are generally not considered to be clearly and closely related to an equity host. (See SFAS 133, paragraph 61(e).) Accordingly, the criteria in paragraph 12(a) is met. Upon exercise of the Holder’s redemption (put) option, the Company has the right to settle the put option in either cash or shares of common stock. If the Company decides to settle in common stock, it must issue a variable number of registered common shares that have economic value equal to approximately 97.5% of the stated value of Preferred Stock being redeemed plus accrued dividends. In other words, the Company will issue a variable number of registered shares based on the market price of the common stock. The redemption option does not contain an explicit limit on the number of registered shares to be delivered in a share settlement, which means settlement in shares may not be within the Company’s control. However, under EITF 00-19, contracts that give the issuer a choice of either net-cash settlement or physical settlement that requires that the company deliver cash are considered temporary equity.
Statement 133 Implementation Issue C2, “Application of the Exception to Contracts Classified in Temporary Equity” states that in the view of the FASB, for the purposes of SFAS 133, temporary equity is considered stockholders equity. Accordingly, equity classification of the put feature, if freestanding, would be allowed and thus, the embedded derivative feature does qualify for the SFAS 133 paragraph 11(a) exclusion.
Therefore, the criteria in paragraph 12(c) is not met, as the instrument would not be a derivative if freestanding. The Holder’s redemption option would not be considered a derivative under paragraph 11(a) and should not be accounted for separately from the Preferred Stock host instrument.
3. Issuer’s Redemption (Call) Option
The Issuer’s redemption option meets SFAS 133’s definition of a derivative, because it has an underlying, has a notional amount, requires no initial net investment and can be settled in cash. Because the Preferred Stock is more akin to equity than debt, the economic characteristics of the redemption option are not considered clearly and closely related to the equity host.

SFAS 133 indicates that an embedded call option that enables the issuer to reacquire the related equity instrument would not be considered a derivative under paragraph 11(a). Therefore, the Issuer’s embedded call option would not have to be accounted for separately from the Preferred Stock host.
4. LIBOR-Indexed Dividend Provision
The LIBOR-Indexed Dividend provision related to the excess above the 5% fixed dividend rate meets SFAS 133’s criteria for derivative classification because it has an underlying (the LIBOR index), has a notional amount ($10,000,000), requires no initial net investment, and is settled in cash.
SFAS 133 indicates that an embedded derivative in which the underlying is an interest rate or interest rate index and a host contract that is considered a debt instrument are generally considered to be clearly and closely related. (See SFAS 133, paragraph 61(a)) However, because the Preferred Stock host instrument is more akin to equity than debt, the economic characteristics of the LIBOR index would not be considered clearly and closely related to the economic characteristics of the host Preferred Stock. Accordingly, the criterion in SFAS 133, paragraph 12(a) is met.
As the LIBOR-index feature is not considered an equity derivative, it does not qualify for the SFAS 133 paragraph 11(a) scope exception. Therefore, the LIBOR-index dividend provision should be accounted for separately from the host instrument. The provision would be considered a liability from the Company’s perspective.
5. Business Combination “Make Whole” Provision
The Preferred Stock requires that in the event the Company is party to certain acquisitions, asset sales, capital reorganization or other transaction in which the power to cast the majority of eligible votes at a meeting of the Company’s shareholders is transferred to a single entity or group, the Company may be required to make a payment of up to 160% (less 5% of the redemption amount for each year the Preferred Stock was outstanding) of the aggregate redemption amount ($10,000,000). In other words, if a specified event occurs, the Company could be required to pay a “make whole” payment of $160.00 (less previously paid interest) for every $100 in principal redeemed. This is another form of a put option (a contingent put option) held by the Holder.
The make whole provision meets the SFAS 133 definition of a derivative. Specifically, it has an underlying (the business combination or other specified event), has a notional amount ($10,000,000), has a payment provision (160% of redemption amount), requires no initial net investment at inception and may be settled in cash.
Because the make whole provision meets all the criteria in SFAS 133, paragraph 12, and does not qualify for the SFAS 133 paragraph 11(a) scope exception, it should be bifurcated and accounted for separately as a derivative instrument. The provision would be considered a liability from the Company’s perspective.

Based on our analysis, two of the embedded derivatives — the LIBOR-indexed dividend provision, and the make whole provision — should be accounted for separately from the host instrument. Under SFAS 133 Implementation Issue No. B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument,” the two embedded derivatives should be bundled into a single derivative instrument and accounted for at fair value.
Warrant Analysis
Simultaneously with the issuance of its Preferred Stock, the Company issued the Holder a right (warrant) to buy up to $20 million of additional Preferred Stock. The warrant is not part of the Certificate of Designation of the Preferred Stock and therefore is separately exercisable. The Holder may assign, pledge or transfer these rights at its sole discretion.
Upon exercise of the warrant, the Holder will receive additional shares of Preferred Stock that are essentially the same as the Preferred Stock issued at inception of the transaction. The only difference between the second issuance of Preferred Stock and the original issuance is that the conversion option’s exercise price is the greater of $9.9275 or 108.3% of the prevailing price of the common stock at the time of exercise in the subsequent issuance. The Holder’s additional preferred shares could be put back to the Issuer, through exercise of the Holder’s put option.
The Company analyzed the warrant consistent with the guidance in the SEC Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” updated December 2005. This guidance indicates: “Before considering the requirements of EITF 00-19, registrants that issue warrants, convertible preferred stock or convertible debt should first determine whether these instruments fall within the scope of FASB Statement No 150. . .” (See “Current Accounting and Disclosure Issues,” page 30.)
Paragraph 11 of SFAS 150 indicates:
“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.” (See SFAS 150, paragraph 11.)
The warrant is a financial instrument that embodies an obligation to redeem the Issuer’s equity shares either for common shares or cash. Because the Company cannot be certain that it will have a sufficient number of shares available to deliver in a share settlement, it may be required to settle the obligation by transferring assets (cash). Accordingly, the warrant should be accounted for as a liability at fair value.

Consistent with the guidance in APB 14, the proceeds received when the Preferred Stock was issued should be allocated between the Preferred Stock and the warrant based on their relative fair value at the time of issuance (See APB 14, paragraph 16.)
Valuation of Embedded Derivatives and Warrants
As discussed, two of the embedded derivatives, the LIBOR-indexed dividend provision, and the make whole provision, should be accounted for separately from the host instrument. Statement 133 Implementation Issue No. B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument,” (B15) provides applicable accounting guidance:
If a hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under Statement 133.
Accordingly, the two embedded derivatives should be bundled into a single derivative instrument and accounted for at fair value. The warrant should also be accounted for at fair value.
The Company determined, with the assistance of a third-party valuation firm, that the fair value of the combined embedded derivative at inception was $830,000 and the initial fair value of the warrant was $251,000. The Company initially did not separately account for these items when it issued the Preferred Stock. However, because these amounts may be material, the Company has determined that it should restate previously issued financial statements for periods subsequent to the issuance of the Preferred Stock to properly account for the combined embedded derivative and warrant at fair value.
The Company will account for the issuance of the Preferred Stock by decreasing the amount of the proceeds initially credited to Preferred Stock by $1,081,000 and crediting liabilities of $830,000 for the combined embedded derivative and $251,000 for the fair value of the warrant. In subsequent periods, the liabilities relating to the combined embedded derivative and warrant will be accounted for at fair value, with changes in fair value recognized in earnings.
In addition, a discount to the recorded value of the Preferred Stock results from the allocation of proceeds to the combined embedded derivative and the warrant. This discount will be accreted as a Preferred Stock dividend to increase the recorded balance of the Preferred Stock to its redemption value. Consistent with the guidance in EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities,” the discount will be accreted from date of issuance to the earliest date the securities can be redeemed, which is November 28, 2005. (See EITF Topic No. D-98, paragraph 16.)

Analysis of Beneficial Conversion Features
The Company considered the guidance in EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (EITF 98-5) and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF Issue 00-27) which provides guidance on the accounting treatment for convertible securities with beneficial conversion features that must be settled in stock or that give the issuer a choice of settling the obligation in either stock or cash. Specifically, the Company calculated an effective conversion price given the allocation of $1,081,000 of the proceeds from the issuance of the Preferred Stock to the liabilities representing the combined embedded derivative and the warrant.
The market price of the Company’s common stock at the commitment date was less than the effective conversion price when the Preferred Stock was initially issued on June 4, 2004. Because the registration statement was not effective within specified time frames, the conversion price was reset. The registration became effective on December 28, 2004 when the revised conversion price was $9.9275. The market price of the Company’s common stock was less than the reduced effective conversion price both at June 4, 2004 and December 28, 2004. Accordingly, the Company concluded that the Preferred Stock did not contain a beneficial conversion feature.

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